SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                      Commission File Number 1-14827

                           NOTIFICATION OF LATE FILING

(Check One):  |X| Form 10-K  |_| Form 11-K  |_| Form 20-F  |_| Form 10-Q
              |_| Form N-SAR

      For Period Ended: December 31, 2005

      |_|   Transition Report on Form 10-K
      |_|   Transition Report on Form 20-F
      |_|   Transition Report on Form 11-K
      |_|   Transition Report on Form 10-Q
      |_|   Transition Report on Form N-SAR

      For the Transition Period Ended: __________________

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

EVCI Career Colleges Holding Corp.
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Full Name of Registrant


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Former Name if Applicable

1 Van Der Donck Street
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Address of Principal Executive Office (Street and Number)

Yonkers, NY 10701
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City, State and Zip Code


                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      |     (a)   The reasons described in reasonable detail in Part III of this
      |           form could not be eliminated without unreasonable effort or
      |           expense;
      |
|X|   |     (b)   The subject annual report, semi-annual report, transition
      |           report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or
      |           portion thereof will be filed on or before the 15th calendar
      |           day following the prescribed due date; or the subject
      |           quarterly report or transition report on Form 10-Q, or portion
      |           thereof will be filed on or before the fifth calendar day
      |           following the prescribed due date; and
      |
      |     (c)   The accountant's statement or other exhibit required by Rule
      |           12b-25(c) has been attached if applicable.
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                                    PART III
                                    NARRATIVE

      State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Material information required to complete registrant's Form 10-K is not yet available, including the results of requested modifications to its bank agreement and other information necessary for registrant to complete its financial statements and information necessary to complete management's assessment of registrant's internal controls over financial reporting.

Registrant anticipates there will be a significant change in its results of operations for 2005 as compared to 2004. Subject to the completed audit, and any resulting adjustments, registrant estimates that revenue will be approximately $51.0 million, income from operations will be approximately $1.0 million and net income will be approximately $360,000 or $0.03 per diluted share. This compares to 2004 revenue of $33.0 million, income from operations of $3.6 million (after reclassification of TAP settlement of $1.0 million), net income of $6.3 million and fully diluted earning per share of $.50.

The significant differences in results of operations relate to factors that include revenue from Technical Career Institutes, Inc. of approximately $12.0 million since its acquisition on September 16, 2005 which was partially offset by appropriately $2.0 million in decreased revenue recognized during the fourth quarter of 2005 resulting primarily from higher than anticipated student drop outs at Interboro Institute. Management believes this increase in drop outs was, in significant part, due to the adverse publicity that focused on allegations made by the New York State Education Department ("SED"). The differences also relate to increases in operational expenses that include costs exceeding $2.2 million for Sarbanes-Oxley Section 404 compliance, an internal investigation of the allegations made by SED and costs of operating Pennsylvania School of Business in 2005. In addition, registrant's results in 2004 included an income tax benefit of $2.8 million, and registrant's 2005 results will not include any tax benefit, resulting primarily from a reduction in the valuation allowance relating to tax benefits from available net operating loss carry forwards.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Joseph Looney                         914          623-0700
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         (Name)                         (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      See Part III of this report.


                       EVCI Career Colleges Holding Corp.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  March 17, 2006                 By  /s/ Joseph Looney
      --------------                     ---------------------------------------
                                         Joseph Looney
                                         Chief Financial Officer

            INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.